UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-36701

CUSIP NUMBER 31679P109

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR
☐ Form N-CSR

For Period Ended: September 30, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ________________________

Read Instruction Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Fifth Street Asset Management Inc.
Full Name of Registrant
None
Former Name if Applicable
777 West Putnam Avenue, 3rd Floor
Address of Principal Executive Office (Street and Number)
Greenwich, CT 06830
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Fifth Street Asset Management Inc. (the “Company") is unable to file its Quarterly Report on Form 10-Q for the period ended September 30, 2015 by the prescribed filing deadline (November 16, 2015) without unreasonable effort and expense. The delay in filing the Form 10-Q resulted from delays in compiling certain necessary information to complete the Company’s quarterly review procedures and to prepare a complete filing of its Form 10-Q in a timely manner.

Specifically, the Company requires certain information from Fifth Street Finance Corp. (“FSC”) and Fifth Street Senior Floating Rate Corp. (“FSFR”), publicly traded business development companies managed by the Company, that is not yet available. FSC and FSFR, both of which have independent boards of directors and audit committees, are performing review procedures in connection with their fiscal years ended September 30, 2015, which procedures are not yet complete.

FSC is performing additional review procedures in connection with its fiscal year ended September 30, 2015 in light of the previously disclosed putative securities class-action lawsuits arising from the Company’s role as investment adviser to FSC. Until FSC further advances its review, the Company will be unable to resolve its own review of its financial results. As previously reported, FSC and the Company believe that the claims are without merit and intend to vigorously defend against the plaintiffs’ allegations.

FSC’s Form 10-K for its fiscal year ended September 30, 2015 is due on November 30, 2015. FSFR’s Form 10-K for its fiscal year ended September 30, 2015 is due on December 14, 2015.

The Company’s management is working diligently to conclude its quarterly review procedures, coordinate its review with those undertaken by FSC and FSFR and complete the preparation of its Form 10-Q for filing.

The Company is working to complete and file the Form 10-Q within the five-day period provided by Rule 12b-25.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Alexander C. Frank	(203)	681-3600
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

☒ Yes           ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes           ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is unable to provide a reasonable estimate of the change in results of operations from the corresponding period for the last fiscal year because it does not have the necessary information to complete its quarterly review procedures for the period ended September 30, 2015, due to the matters discussed in Part III above.

Forward-Looking Statements

This Form 12b-25 contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Securities Litigation Reform Act of 1995, that involve risks and uncertainties, including statements related to the Company’s timing for filing its Quarterly Reports on Form 10-Q for the period ended September 30, 2015. These forward-looking statements are based upon the Company’s current expectations. Such forward-looking statements involve a number of risks and uncertainties, some beyond the Company’s control, that could cause actual results to differ materially from those anticipated by these forward-looking statements. Such risks include, without limitation, uncertainties relating to the timing of the compilation of necessary information to complete the Company’s quarterly review procedures and the timing of FSC’s and FSFR’s review procedures in connection with its fiscal year end. In addition, any forward-looking statement speaks only as of the date on which it is made, and the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events, except as required by law.

Fifth Street Asset Management Inc.

(Name of Registrant as Specified in Charter)

Fifth Street Asset Management Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 17, 2015	By:	/s/ Alexander C. Frank
Alexander C. Frank
Chief Operating Officer and Chief Financial Officer